Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 8, 2003

Extendicare Inc. Reports 2003 First Quarter Results
U.S. Nursing Home Census Reaches Highest Level In Almost 10 Years

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported net earnings of $17.9 million ($0.25 per share) in the 2003 first quarter, up from net earnings of $5.9 million ($0.08 per share) in the three months ended March 31, 2002. Results for the 2003 first quarter included a gain on asset disposal of $1.1 million ($0.01 per share) and non-recurring income from Crown Life of $9.4 million ($0.14 per share).

Average U.S. nursing home occupancy climbed to 91.3% in the 2003 first quarter from 89.5% in the first quarter of 2002 and 91.2% in the fourth quarter of 2002. Medicare increased to 15.3% of total nursing home census compared to 13.0% in the prior year quarter and 14.0% in the quarter ended December 31, 2002.

Extendicare’s cash provided by operations, prior to the net change in operating working capital, for the three months ended March 31, 2003 was $13.1 million ($0.19 per share) compared to $14.6 million ($0.20 per share) in the 2002 first quarter.

“Our results show that we continue to do an excellent job of increasing our U.S. census, while delivering quality service, in order to enhance Extendicare’s profitability and reduce the impact of adverse funding decisions,” said Mel Rhinelander, President and Chief Executive Officer. “U.S. nursing home census in the 2003 first quarter rose to the highest level in nearly 10 years.

“Our performance is consistent with our forecast that Extendicare’s health care operations will remain profitable in 2003, even if the U.S. Medicare cutbacks of September 30, 2002 are not restored. However, further negative U.S. decisions involving Medicare or Medicaid funding, or changes in our litigation experience, could produce earnings pressure,” Mr. Rhinelander added.

“As we implement our growth plans for our Canadian nursing home operations, we are encouraged by improvements in our home health business, where over the last two quarters, hours of service have increased in Ontario,” Mr. Rhinelander said.

Quarters ended March 31, 2003 and March 31, 2002

Earnings before interest, taxes, depreciation, amortization, and gain from asset disposals (EBITDA) rose to $39.5 million in the 2003 first quarter from $38.9 million in the 2002 first quarter. EBITDA as a percent of revenue was 9.0% for both periods.

U.S. EBITDA was $31.1 million compared to $31.3 million in the prior year quarter. During the 2003 first quarter, the growth in Medicare census and higher Medicaid and private rates offset the decline in the average Medicare Part A rate, which reduced revenue by $5.7 million. Results were further impacted by a stronger Canadian dollar on translation of U.S. results, which lowered EBITDA by $1.7 million. The impact of the change in the foreign exchange rate on net earnings was $0.1 million.

EBITDA from Canadian operations rose 11.1% to $8.4 million from $7.6 million in the prior year period. The stronger results in 2003 resulted from new Ontario nursing homes and management contracts, positive funding changes and improvements in home health care operations.

Other

The Company reported a gain of $1.1 million ($0.01 per share) during the quarter on the sale of non-operating assets that had been written off.

Extendicare’s equity share of earnings of Crown Life Insurance Company increased to $12.5 million ($0.18 per share) for the three months ended March 31, 2003 from $3.0 million ($0.04 per share) in the prior year quarter. Extendicare’s share of non-recurring income arising from the review of provisions previously recorded for certain liabilities was $9.4 million ($0.14 per share) in the 2003 first quarter.

Under the terms of its November 27, 2002 Normal Course Issuer Bid, the Company has purchased for cancellation 694,200 Subordinate Voting and Multiple Voting shares, including 674,200 acquired in 2003 at an average cost per share of $3.29.

At their meeting today, the Directors declared quarterly dividends on Extendicare’s Class I Preferred Shares, payable on August 15, 2003, to shareholders of record on July 31, 2003, and declared the monthly dividend of $0.083 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on June 16, 2003 to shareholders of record on May 30, 2003. The dividend on the Class I, Series 3 Preferred Shares (EXE.PR.C) is $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending June 30, 2003.

Extendicare, through its subsidiaries, operates 279 long-term care facilities across North America, with capacity for 29,400 residents. The Company employs 36,400 people in the United States and Canada. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

In a separate news release issued today, Extendicare Inc. announced the 2003 first quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On May 9, 2003, at 10:00 a.m. (EDST), Extendicare Inc. will hold a conference call to discuss the Company’s results for the first quarter. The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on May 23, 2003. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1408161. In addition, an archived audio recording of the call will be available on Extendicare’s website.

Statements contained in this release that are not historical facts are forward-looking statements. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project”, or words of like import. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigations and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

For further information, contact:

Philip Small
Senior Vice-President of Strategic Planning and Investor Relations
Phone: (414) 908-8825
Fax: (414) 908-8111

Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.

Consolidated Statements of Earnings
(unaudited)

	Three months ended
(thousands of Canadian dollars except per share amounts)	March 31

	2003	2002

Revenue		(note 1)
Nursing and assisted living centers
United States	309,298	304,567
Canada	81,738	75,303
Outpatient therapy — U.S.	3,993	3,910
Home health — Canada	34,269	35,499
Other	10,005	13,143

	439,303	432,422
Operating and administrative costs	395,058	387,354
Lease costs	4,744	6,148

EBITDA (note 2)	39,501	38,920
Depreciation and amortization	16,405	17,420
Interest, net	15,609	15,761
Gain from asset disposals	(1,081)	—

Earnings before income taxes	8,568	5,739

Income taxes
Current	2,188	1,632
Future	989	1,155

	3,177	2,787

Earnings from health care	5,391	2,952
Share of earnings of Crown Life	12,485	2,984

Net earnings	17,876	5,936

Basic and diluted earnings per share	0.25	0.08

Notes:
(1)	Certain reclassifications have been made to the prior period results to conform to the 2003 presentation.
(2)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, and gain from asset disposals.

EXTENDICARE INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
(thousands of Canadian dollars)	March 31

	2003	2002

Cash provided by (used in) operations
Net earnings	17,876	5,936
Adjustments for:
Depreciation and amortization	16,405	17,420
Provision for self-insured liabilities	3,387	4,530
Payments for self-insured liabilities	(13,183)	(12,019)
Future income taxes	989	1,155
Gain from asset disposals	(1,081)	—
Undistributed share of earnings of Crown Life	(12,485)	(2,984)
Other	1,168	525

	13,076	14,563
Net change in operating working capital, excluding cash
Accounts receivable	5,892	6,013
Inventories, supplies and prepaid expenses	(7,660)	(8,488)
Accounts payable and accrued liabilities	(15,389)	2,372
Income taxes	13	(3,776)

	(4,068)	10,684

Cash provided by (used in) investment activities
Property and equipment	(13,777)	(7,317)
Other assets	361	3,499

	(13,416)	(3,818)

Cash provided by (used in) financing activities
Repayment of long-term debt	(1,416)	(21,714)
Decrease (increase) in investments held for self-insured liabilities	9,237	(2,695)
Purchase of shares for cancellation	(1,751)	(1,460)
Other	(346)	(469)

	5,724	(26,338)

Foreign exchange gain (loss) on cash held in foreign currency	(2,827)	2

Decrease in cash and cash equivalents	(14,587)	(19,470)
Cash and cash equivalents at beginning of period	52,624	25,549

Cash and cash equivalents at end of period	38,037	6,079

EXTENDICARE INC.

Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of Canadian dollars)	2003	2002

Assets
Current assets
Cash and short-term investments	38,037	56,815
Accounts receivable	175,047	191,443
Income taxes recoverable	16,507	17,912
Future income taxes	51,737	55,849
Inventories, supplies and prepaid expenses	22,357	15,709

	303,685	337,728
Property and equipment	894,303	953,591
Goodwill and other intangible assets	111,689	120,504
Other assets	262,824	276,505

	1,572,501	1,688,328
Investment in Crown Life Insurance Company	133,744	121,508

	1,706,245	1,809,836

Liabilities and Shareholders’ Equity
Current liabilities
Bank overdraft	—	4,191
Accounts payable and accrued liabilities	279,491	311,062
Accrual for self-insured liabilities	51,373	55,216
Current maturities of long-term debt	6,273	6,209

	337,137	376,678
Accrual for self-insured liabilities	66,527	81,735
Long-term debt	811,045	846,734
Other liabilities	44,034	47,328
Future income taxes	94,283	99,335

	1,353,026	1,451,810
Shareholders’ equity	353,219	358,026

	1,706,245	1,809,836

Closing US/Cdn. Dollar Exchange Rate	1.4678	1.5776

EXTENDICARE INC.

Financial and Operating Statistics
(unaudited)

	Three months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	March 31

	2003	2002

Revenue (millions)
United States	$321.5	$320.8
Canada	117.8	111.6

	$439.3	$432.4

EBITDA (millions)
United States	$31.1	$31.3
Canada	8.4	7.6

	$39.5	$38.9

Health Care Net Earnings (millions)
United States	$2.7	$2.0
Canada	2.7	0.9

	$5.4	$2.9

Components of Earnings per Share
Health care operations, after preferred share dividends	$0.06	$0.04
Gain from asset disposals	0.01	—
Share of earnings of Crown Life	0.18	0.04

	$0.25	$0.08

Cash Flow from Operations, before changes in Working Capital, per Share	$0.19	$0.20

U.S. Nursing Centre Percent of Revenue by Payor Source
Private/other	18.6%	19.3%
Medicare	28.8	27.2
Medicaid	52.6	53.5
U.S. Nursing Centre Patient Days by Payor Source (thousands)
Private/other	201.3	209.5
Medicare	177.0	147.6
Medicaid	780.8	778.7

U.S. average Medicare Part A Rate	US$290.78	US$312.32

Average Occupancy (excluding managed facilities)
U.S. nursing	91.3%	89.5%
U.S. nursing and assisted living	90.7	88.7

Extendicare Inc. total facilities in operation	92.3	91.2
Extendicare Inc., same-facility basis	92.7	91.4

Average US/Cdn. Dollar Exchange Rate	1.5102	1.5946